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                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                                 August 19, 2003

                                                            Corporate Disclosure


                              HANARO TELECOM, INC.


                   LEASE OF REAL ESTATE TO AFFILIATED COMPANY

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

1. Name (Name of Lessee)                                                 Dreamline Co., Ltd.
   - Relation with Our Company                                            Affiliated company

2. Details of Lease
   a. Date of Lease                                                        August 19, 2003
  b. Real Estate subject of Lease                                              Building
  c. Location                                              ( )      Dalsuh Switch Office, 1915-6
                                                                     Songhyun-dong, Dalsuh-ku, Taegu-shi
                                                           ( )      Soosung Transmission Office, 4-2
                                                                     Nohbyun-dong, Soosung-ku, Taegu-shi
   d. Specifics of Lease           Period of Lease                August 27, 2003 - August 26, 2004
                                   Deposit (KRW)                                                  4,500,000
                                   Rent (KRW)                                                     1,600,000
3. Purpose of Lease                                        To lease to Dreamline for its use as offices.
4. Date of Decision (Resolution Date of Board of                           August 19, 2003
Directors)
  - Presence of Outside Director(s)                                               -
  - Presence of Auditor(s)                                                        -
5. Applicability of Fair Trade Act                                                -
6. Others                                                  - Deposit :
                                                             Dalsuh Office : KRW2,250,000
                                                             Soosung Office : KRW2,250,000
                                                           - Rent :
                                                             Dalsuh Office : KRW800,000
                                                             Soosung Office : KRW800,000
                                                           - The rent is the annual maintenance fee.
                                                           - The date of decision is the date
                                                           on which the contract was signed.
                                                           - This is a renewal of the contract that was
                                                           signed on August 27, 2002.



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